UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 3 March 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Doornkop resumes operations, according to "slow, detailed start-up plan"

Johannesburg. Tuesday, 4 March 2014: Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") has announced that its Doornkop mine ("Doornkop") resumed operations from the start of the day shift yesterday.

Operations at Doornkop were stopped by the company on Tuesday, 4 February 2014 – and subsequently in terms of the Mine Health and Safety Act (MHSA) Section 54 notices were issued by the Department of Minerals and Energy (DMR) – following a seismic event, rockfall and underground fire.

Nine mineworkers died in the accident and eight others were rescued.

The resumption of operations yesterday – and slowly over the next several days, according to a detailed start-up plan – follows the lifting by the DMR on Friday last week (28 February 2014) of the Section 54 notices.

An extensive investigation into the events of 4 February, in terms of the provisions of the MHSA and under the direction of the DMR, has begun at the mine and is expected to continue for at least the next four weeks.

Meanwhile, an external safety audit team has been appointed voluntarily by Harmony to assess and report on safety at all of the company's South African operations.

Harmony's chief executive officer Graham Briggs said: "We will learn more from both processes – the official investigation and our voluntary audit –minimising risk and operate safe mines."

Issued by Harmony Gold Mining Company Limited

4 March 2014

For more details contact:

Henrika Ninham

Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director